Exhibit 4.3

AY DEE KAY, LLC

PHANTOM EQUITY PLAN

1. PURPOSES OF THE PLAN. This Phantom Equity Plan (the “Plan”) of Ay Dee Kay, LLC, a California limited liability company (the “Company”) is adopted by the Board of Directors of the Company (the “Company Board”) on December 14, 2020 (the “Effective Date”) for the purpose of attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentives to key employees and consultants, and promoting the success of the Company’s business. The Plan provides for the award of Phantom Units.

2. DEFINITIONS. As used herein, defined terms shall have the definitions provided below or in Section 1 of the Plan:

2.1 “Affiliate” means, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

2.2 “Applicable Law” means the requirements relating to or implicated by the issuance and administration of equity or phantom equity plans under the applicable states’ corporate laws and federal and state securities laws of the United States of America, the Code and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

2.3 “Award” means an award of Phantom Units.

2.4 “Award Agreement” means a written agreement between Company and a Service Provider evidencing the terms and conditions of an Award. The Award Agreement shall be subject to the terms and conditions of the Plan.

2.5 “Cause” means: (1) Service Provider’s repeated failure, in the reasonable judgment of the Company Board, President or Chief Executive Officer, to substantially perform his or her assigned duties or responsibilities as a Service Provider, as directed or assigned by the Company Board, President or Chief Executive Officer (other than a failure resulting from the Service Provider’s Disability) after written notice thereof from the Company Board, President or Chief Executive Officer to the Service Provider describing in reasonable detail the Service Provider’s failure to perform such duties or responsibilities and his failure to remedy same within 30 days of receiving written notice; (2) the Service Provider engaging in knowing and intentional illegal conduct that was, is, or is reasonably likely to become materially injurious to the Company, Pubco or its Affiliates; (3) the Service Provider’s violation of a federal or state law or regulation directly or indirectly applicable to the business of the Company or Pubco or its Affiliates, which violation was or is reasonably likely to be or become injurious to the Company, Pubco or its Affiliates; (4) the Service Provider’s material breach of the terms of any confidentiality agreement or invention assignment agreement between the Service Provider and the Company (or any Affiliate of the Company); or (5) the Service Provider being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to, the Company, Pubco or its Affiliates.

2.6 “Class A Units” means the class of units in the Company which represent the ownership interest of a member of the Company.

2.7 “Closing of the Transaction” means the consummation of the transaction contemplated under the MTA.

2.8 “Code” means the Internal Revenue Code of 1986, as amended, or any successor statute or statutes thereto. Reference to any particular Code section shall include any successor section and any Treasury regulations or authorities promulgated thereunder.

2.9 “Committee” means a committee appointed by the Company Board or, after the Closing of the Transaction, the Pubco Board in accordance with Section 3.

2.10 “Common Stock” means the Class A Shares of Thunder Bridge II Surviving Pubco, Inc., par value $0.0001 per share.

2.11 “Company Board” means the Board of Directors of the Company or any successor thereof.

2.12 “Consultant” means an individual who performs bona fide services for the Company.

2.13 “Disability” means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than six (6) months. The Company may require such proof of Disability as the Company in its sole discretion deems appropriate and the Company’s good faith determination as to whether a Disability exists will be final and binding on Service Provider.

2.14 “MTA” means that certain Master Transaction Agreement, dated as of December 14, 2020 (as may be amended from time to time, the “MTA”), by and among Pubco, Thunder Bridge Acquisition II, Ltd., a Cayman Islands exempted company, ADK Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Pubco, the Company and certain other persons party thereto, pursuant to which, on the Closing (as defined in the MTA), Pubco, ADK Merger Sub and the Company intend to effect a merger of ADK Merger Sub LLC with and into the Company, upon which ADK Merger Sub LLC will cease to exist, the Company will be the surviving limited liability company and a subsidiary of Surviving Pubco, and the Company equity holders will receive consideration described in the MTA.

2.15 “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

2.16 “Phantom Units” means an Award of phantom equity interests granted pursuant to Section 5 hereof.

2.17 “Pubco” means Thunder Bridge II Surviving Pubco, Inc., a Delaware corporation.

2.18 “Service” means service as an Employee or Consultant.

2.19 Service Provider” means an Employee or Consultant of the Company or a Subsidiary of the Company.

2.20 “Subsidiary” means, any corporation or other entity in an unbroken chain of corporations or other entities, beginning with the Company, in which each corporation or other entity (except for the last in the chain) has a controlling interest in another corporation or other entity in the chain. For this purpose, the term “controlling interest” means at least 50% of the total combined voting power of all classes of stock entitled to vote in a corporation or at least 50% of the combined profits or capital interests of a partnership.

3. ADMINISTRATION OF THE PLAN.

3.1 Committee. The Plan shall be administered by the Committee which shall be the Company Board or such other Person or Persons to which administration of the Plan may be delegated by the Company Board. The Company Board shall appoint and remove members of the Committee in its sole discretion in accordance with Applicable Laws. Subject to the limitations under the Plan, the Committee shall have the sole and complete discretion to: (i) select eligible Service Providers to receive Awards under the Plan, (ii) grant Awards in such forms and amounts as it shall determine, (iii) impose such limitations, restrictions and conditions upon such Awards as it shall deem appropriate, (iv) interpret the Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to the Plan, (v) correct any defect or omission or reconcile any inconsistency in the Plan or in any Award Agreement and (vi) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Plan. The Committee’s determinations shall be final, conclusive and binding upon the Service Providers, the Company and all other Persons. All expenses associated with the administration of the Plan shall be borne by the Company. The Committee may delegate any of its authority hereunder to such Persons as it deems appropriate.

3.2 Compliance with Code Section 409A. Notwithstanding any other provision of the Plan, the Committee shall have no authority to issue an Award under the Plan under terms and conditions which would cause such Award to be subject to penalty taxes under the provisions of Code Section 409A. Any Award providing for any deferral feature constituting a deferral of compensation under Code Section 409A is intended to be structured to come within an exemption or comply with the requirements of Code Section 409A and shall be interpreted accordingly. It is the intent that the Plan and all Award Agreements be interpreted to be exempt from or comply in all respects with Code Section 409A, however, the Company shall have no liability to any Service Provider or other party in the event taxes or penalty taxes may ultimately be determined to apply to any Award under the Plan.

3.3 Limitation of Liability. No member of the Company Board, Pubco Board or Committee shall have any liability whatsoever in connection with the administration of the Plan, except in the case of such member’s willful misconduct. Under no circumstances shall any member of the Company Board, Pubco Board or Committee be liable for any act or omission of any other member of the Company Board, Pubco Board or Committee. In the performance of its functions with respect to the Plan, the Company Board, Pubco Board and Committee shall be entitled to rely upon information and advice furnished by Company’s officers, accountants, legal counsel and any other qualified consultant the Company Board, Pubco Board or Committee determines it is necessary to consult with for proper administration of the Plan, and no member of the Company Board, Pubco Board or Committee shall be liable for any action taken or not taken in reliance upon any such advice.

4. ELIGIBILITY.

4.1 Eligible Persons. Awards may be granted to any Service Provider determined to be key to the financial success of the Company as determined in the complete and sole discretion of the Committee.

4.2 Administrative Discretion. If otherwise eligible, a Service Provider who has been granted an Award may be granted additional Awards. In exercising its authority to set the terms and conditions of Awards, and subject only to the limits of Applicable Law, the Committee shall be under no obligation or duty to treat similarly situated Service Providers in the same manner, and any action taken by the Committee with respect to one Service Provider shall in no way obligate the Committee to take the same or similar action with respect to any other Service Provider.

5. PHANTOM EQUITY SHARE AWARDS.

5.1 Grant. The Committee may grant Awards of Phantom Units entitling recipients to receive, upon the Closing of the Transaction, and subject to vesting as provided in an Award Agreement, a specified number of shares of Common Stock or cash equivalent to the fair market value of a specified number of shares of Common Stock at the end of a vesting period, as the Committee may determine, in its sole discretion. An account shall be established on the books and records of the Company to which the number of Phantom Units so granted to a Service Provider shall be credited (the “Service Provider’s Account”).

5.2 Award Agreement. Phantom Units shall be granted under an Award Agreement which shall include the terms and conditions of the Award, including any applicable vesting conditions.

5.3 Withholding. The Committee may require a Service Provider to pay or otherwise provide for any applicable withholding of income and/or payroll taxes determined by the Committee to be due by reason of vesting, distributions or payments associated with Phantom Units or may take such other actions as are deemed necessary or appropriate to permit the Company or any affiliate of the Company to comply with applicable tax withholding requirements, including, but not limited to, taking the required withholding from other compensation payable to the Service Provider or withholding shares of Common Stock that would otherwise be issued on settlement of the Service Provider’s vested Phantom Units..

5.4 Adjustments. In the event of a reclassification, recapitalization, equity split, in-kind dividend, combination of equity interests, or other similar or extraordinary event, Phantom Units shall be adjusted to reflect such event in the same manner in which Common Stock is treated as result of such event and the Board shall make such adjustments as it deems appropriate and equitable in the number and nature of outstanding Phantom Units credited to Service Providers’ Accounts and in any other matters which relate to Phantom Units in compliance with all applicable laws.

5.5 Code Section 409A Compliance. Phantom Units shall provide for prompt payment or issuance of shares of Common Stock, or the cash equivalent, upon vesting of the Award and shall not include any deferral of compensation after vesting which would cause the Award to constitute a deferral of compensation subject to Code Section 409A unless the applicable Award Agreement is structured to comply in all respects with Code Section 409A.

6. NON-TRANSFERABILITY OF AWARDS. No Award granted under this Plan may be directly or indirectly sold, pledged, assigned, hypothecated, transferred, disposed of or encumbered in any manner whatsoever, other than by will or by the laws of descent or distribution prior to vesting and issuance under the terms of the Award.

7. NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE. Nothing in this Plan shall confer upon any Service Provider any right with respect to continuation of employment by or consultancy to the Company or Pubco, nor shall it interfere in any way with the Company’s, Pubco’s or any Subsidiary’s right to terminate any Service Provider’s employment or consultancy at any time, with or without cause and with or without prior notice.

8. CODE SECTION 409A. The Plan and any Award granted hereunder are intended to be exempt from or comply with the applicable requirements of Code Section 409A and shall be limited, construed and interpreted in accordance with such intent. Notwithstanding anything herein to the contrary, any provision in the Plan or Award Agreement that is inconsistent with exemption from or compliance with Code Section 409A shall be deemed to be amended to comply with Code Section 409A and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company and Pubco shall have no liability to a Service Provider, or any other party, if an Award that is intended to be exempt from, or comply with, Code Section 409A is not so exempt or compliant or for any action taken by the Committee, the Company Board, Pubco, the Company or any of its Affiliates and, in the event that any Award or benefit under the Plan becomes subject to penalties under Code Section 409A, responsibility for payment of such penalties shall rest solely with the affected Service Provider and not with Pubco, the Company or any of its Affiliates

9. AMENDMENT AND TERMINATION OF THE PLAN. The Company Board may at any time wholly or partially amend, alter, suspend or terminate the Plan. No amendment, alteration, suspension or termination of the Plan shall adversely impair the rights of any Service Provider with respect to any outstanding Award Agreement unless mutually agreed between the Service Provider and the Committee, which agreement must be in writing and signed by the Service Provider and the Committee; provided however, that the foregoing shall not limit the authority of the Committee to exercise all authority and discretion conveyed to it herein or in any Award Agreement. Termination of the Plan shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

10. GOVERNING LAW. The validity and enforceability of this Plan shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.